Exhibit 99.1

Therapix Signs Exclusive License Agreement with Yissum for Nasal Drug Delivery Technology

Agreement Paves the Way for Development and Marketing of New Cannabinoid-based Treatment Offerings for Mild Cognitive Impairment and other Neurological Conditions

Tel-Aviv, Israel, April 5, 2017 – Therapix Biosciences Ltd. (NASDAQ, TASE: TRPX), a specialty clinical-stage pharmaceutical company specializing in the development of cannabinoid-based drugs, today announced that it has signed a sublicense agreement for Yissum Research Development Company of the Hebrew University Ltd.’s nasal drug delivery technology.

Under the terms of the agreement, Yissum will grant Therapix an exclusive, worldwide, sub-licensable, royalty-bearing license to its technology for the nasal delivery of cannabinoids.

The technology, developed by Professor Elka Touitou from the Institute of Drug Research at the Hebrew University of Jerusalem, facilitates administration and effective nasal absorption of tetrahydrocannabinol, or THC, the active pharmaceutical ingredient in the drugs developed by Therapix.

"This agreement with Yissum paves the way for the development and marketing of new cannabinoid-based treatment offerings for people suffering from a variety of neurological conditions,” said Therapix CEO Dr. Elran Haber. “Compared with standard oral administration, we expect the nasal delivery technology developed by Professor Touitou and her team at Hebrew University to offer improved bioavailability, efficacy, and a shorter reaction time for patients.”

The license agreement with Yissum has the potential to advance Therapix's strategy to develop proprietary cannabinoid delivery technologies to improve drug administration, including nasal and sublingual delivery methods for THC, with formulations designed to increase efficacy.

About Therapix Biosciences Ltd.

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists, focused on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in two internal drug development programs based on repurposing an FDA-approved synthetic cannabinoid (dronabinol): Joint Pharma, developing THX-TS01 targeted to the treatment of Tourette’s syndrome; and BrainBright Pharma, developing THX-ULD01 targeted to the high value and under-served market of mild cognitive impairments. More information is available online at www.therapixbio.com.

Forward-Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs, and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss the potential of the Yissum licensed technology, our expectation that it will improve bioavailability, efficacy and reaction time and the description of our technology and its proposed uses. These forward-looking statements involve certain risks and uncertainties, including, among others, risks that could cause the Company’s results to differ materially from those expected by Company management or otherwise described in or implied by the statements in this press release. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Therapix Biosciences Ltd.'s Prospectus dated March 22, 2017 filed with the SEC, which is available on the SEC's website, www.sec.gov.

For further details, please contact Noa Katz of Goldfinger Communications at +972-50-863-3162.

###